Exhibit 99.1

FERRARI SIGNS MEMORANDUM OF UNDERSTANDING WITH MISE, INVITALIA AND THE EMILIA-ROMAGNA REGION.

Maranello, 22 March 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today signed a Memorandum of Understanding (Protocollo di Intesa) with the Italian Ministry of Economic Development (MISE), Invitalia (the National Agency for Inward Investment and Economic Development S.p.A.) and the Emilia-Romagna Region.

According to the Memorandum of Understanding, the Institutions involved will support Ferrari’s plan, which involves investments in technology and production, with a strong focus on innovation as well as a social and environmental commitment. The plan will significantly benefit the territory of Maranello and Modena, and will lead to the employment of 250 new hires.

MISE’s contribution, under the Development Contract (Contratto di Sviluppo), could reach up to about €106 million, which will be directed towards industrial projects and research and development activities for new technologies aimed at reducing environmental impact and increasing digitalisation. The Emilia-Romagna Region will also provide complementary funding for investments in research and development, education and environmental protection, as well as support for possible logistical and IT network infrastructure, in collaboration with other local bodies involved.

“Innovation is part of our DNA. We believe in our territory and are committed to enhancing it through projects that bring tangible benefits from a social and environmental perspective, as well as strengthening its competitiveness”, stated Ferrari CEO Benedetto Vigna, “As we execute against our investment plan, we are glad to be able to rely on the support and collaboration of the institutions. We share a common goal with the parties involved in this agreement: making our territory a hub for excellence, increasingly attractive to new skillsets required by the automotive industry.”

Ferrari will present its industrial plan at the Capital Markets Day, scheduled for 16 June 2022.

For more information:
Ferrari Press Office
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977